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                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC  20549

                                  FORM 12B-25

                                                 Commission File Number: 0-14057

                          NOTIFICATION OF LATE FILING


                     [ ] Form 10-K         [X] Form 11-K
                     [ ] Form 20-F         [ ] Form 10-Q
                     [ ] Form N-SAR
                     For the Period Ended: December 31, 1997

   [ ] Transition Report on Form 10-K      [ ] Transition Report on Form 10-Q
   [ ] Transition Report on Form 20-F      [ ] Transition Report on Form N-SAR
   [ ] Transition Report on Form 11-K
                      For the Transition Period Ended:

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
          Not applicable.

                                     PART I
                             REGISTRANT INFORMATION

                          MET-COIL SYSTEMS CORPORATION
                           (Full Name of Registrant)

                               5486 6th Street SW
                            Cedar Rapids, IA  52404
                    (Address of principal executive office)


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                                   PART II
                           RULE 12B-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

     [X]   (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
           (b)  The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date, or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
           (c)  The accountant's statement or other exhibit required by Rule
                12b-25(c) has been attached if applicable.

                                  PART III
                                  NARRATIVE

      Met-Coil Systems Corporation is unable to file its Annual Report on Form 11-K for the year ended December 31, 1997 within 180 days after the end of the Plan year for the Met-Coil Systems Corporation Retirement Plan without unreasonable effort or expense due to the inability of Met-Coil's independent accounting firm to complete the review of the form within the prescribed time period. The partner-in-charge of the review incurred injuries in an accident within the past 5 days which have caused life-threatening paralysis.

                                   PART IV
                              OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:
             Randall J. Stodola, Met-Coil Systems Corporation
             319-363-6566

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

     [X] Yes       [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

     [ ] Yes       [X] No




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                          MET-COIL SYSTEMS CORPORATION
                (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                     Met-Coil Systems Corporation



June 26, 1998                   By:/s/ Randall J. Stodola
                                   --------------------------------
                                       Vice President and
                                       Chief Accounting Officer


















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